United States
Securities and Exchange Commission
Washington, DC 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report: April 22, 2014

GeneLink, Inc.
(Exact Name of Registrant as Specified in its Charter)

PA	00-30518	23-2795613
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8250 Exchange Drive, Suite 120 Orlando FL 32835
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (800) 558-4363

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act
     (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act
     (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the
     Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the
     Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.03 – Bankruptcy or Receivership

On April 18, 2014 GeneLink, Inc. ("GeneLink") filed a voluntary petition for reorganization for itself and its subsidiaries under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the [District of Florida] (the "Bankruptcy Court"). The Debtor will continue to operate its businesses as "debtors in possession" in the ordinary course under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Summary of the Case is detailed below:


CHAPTER 11 CASE MANAGEMENT SUMMARY


GENELINK, INC., a Pennsylvania corporation (the "Debtor"), by and through its undersigned counsel, and pursuant to Administrative Order FLMB 2009-1, hereby files its Chapter 11 Case Management Summary and states as follows:

1.   On April 18, 2014 (the "Petition Date"), the Debtor filed its petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (Doc. No. 1).

2.   No trustee has been appointed. The Debtor is authorized by this Court to operate its business and manage its property as a debtor-in-possession under §§ 1107 and 1108 of the Bankruptcy Code.

I.   Description of the Debtor's Business

The Debtor is a Pennsylvania corporation that became publically traded in 2000. It is listed on the NASDAQ OTC Bulletin Board under the symbol "GNLK." Its corporate offices and manufacturing facilities are located in Orlando, Florida. The Debtor is a leader in personalized, genetics-based health and wellness. The Debtor has developed targeted DNA assessments that measure some of an individual's DNA variations. Certain gene variants, called SNP's ("snips"), cause a gene to function differently from the norm by affecting biochemical pathways or altering the production of key proteins that regulate the way certain processes in our bodies work. The Debtor is the first (and only) company to be granted a patent for therapeutic skin health regimen linked to DNA-based skin health assessment. The Debtor's other patented and patent pending technologies include proprietary genetic assessments and products linked to personalized health, beauty, and wellness applications. Its DNA assessments provide information that enables the customization of nutritional products, skincare products and health maintenance regimens genetically matched to an individual customer's needs.

3.   From approximately 2004 until 2011, the Debtor had two wholly owned subsidiaries used largely as the sales and marketing arms of the Debtor. These subsidiaries are Dermagenetics, Inc. ("Dermagenetics") and GeneWize Life Sciences, Inc. ("GeneWize"). In addition, the Company formed a subsidiary in 2010 named Helix Health Solutions, LLC ("Helix") which served as a financial intermediary with regard to a third party distributor of the Debtor's products and services. (Dermagenetics, GeneWize and Helix are collectively referred to as the "Subsidiaries.") Dermagenetics' products include DNA customized skin care and nutritional supplements, which are primarily sold in the United States through medical practitioners, spas and other health, beauty and wellness providers. GeneWize was a network sales company focused on presenting customized DNA products to end-users. Both GeneWize and Dermagenetics marketed and resold similar GeneLink products and services under their brand names through third party distributors. GeneWize utilized marketing affiliates or brand partners to market GeneLink's products and services whereas Dermagenetics retained medical practitioners as distributors. Both GeneWize and Dermagenetics would receive payments directly from customers and pay the marketing affiliates/brand partners or the medical practitioners a commission. Separate and apart from the Company's own marketing efforts, the Company would enter into various license and distribution agreements which the debtor entered into in which the licensee/distributor would pay the debtor a wholesale price for all products and services.

4.   In October 2011, the Debtor sold GeneWize to Capsalus Corporation ("Capsalus") for $500,000.00, plus an additional earn-out of between $1.5 million and $4.5 million, subject to the performance of GeneWize after the closing (the "Earn-Out"). The Earn-Out is calculated as the greater of $25,000.00 per month or 10% to 15% of GeneWize's monthly gross revenues, payable monthly through April 2017.

5.   Contemporaneously with the sale of GeneWize, the Debtor also entered into a license and distribution agreement (the "LDA") with Gene Elite, LLC ("Gene Elite"), granting Gene Elite the exclusive right to sell certain skin

care and nutrition products in the direct sales, multi-level marketing ("MOM") and athletic formula channels. The LDA expires by its terms in 2017 subject to provisions for earlier termination and for extensions thereof.

6. The Debtor leases its corporate offices and manufacturing facilities in Orlando from Kingstone Heaven I, LLC and Kingstone Heaven II, LLC, respectively (collectively, the "Landlord").

7. The Debtor's board of directors is comprised of: (i) Dr. Bernard Kasten, Jr.; (ii) Dr. Robert Ricciardi; (iii) Geoffrey Haar; and (iv) Ofer Fridfertig (collectively, the "Board"). The current officers of the Debtor are: (ii) Dr. Kasten as Chief Executive Officer and President; (ii) Michael Smith as Chief Operating Officer and Chief Financial Officer; (iii) Dr. Ricciardi as Chief Science Officer; (iv) Chrissy Hembree as Controller; and (v) Dr. Harold Harrison, M.D., Ph.D., F.C.A.P serves as Chief Medical Director.

8. The Debtor also has a Scientific Advisory Board comprised of leading scientists and researchers in the fields of biotechnology, genomics, molecular biology, chemistry, medicine, clinical laboratory medicine and nutritional sciences. As a group they have over 500 peer reviewed publications and abstracts, numerous awards, dozens of patents, distinguished careers and affiliations with some of the world's foremost public and private biosciences corporations and universities.

9. The Debtor has 10 W-2 employees, who are responsible for the day-to-day administration and operation of the Debtor.

10. Dr. Kasten earns minimum wage for his role as CEO. Mr. Smith earns $110,000.00 a year. Dr. Richard is paid $3,000.00 per month under a consulting agreement and is owed $47,000.00 in unpaid services. Mr. Harrison is paid $2,500.00 under a consulting agreement and is currently owed $32,000.00 in unpaid services.

11. The Debtor has various consultants who are crucial to the continued operation of the Debtor. These consultants include Ginny Bank, Ken Levine and Joel Guerin.

II.   Reasons for Bankruptcy Filing

12. As word spread about the Debtor's breakthrough products, the Debtor began to see tangible financial results in the market. However, at this same time, it began to have difficulty reaching financial terms with its various creditors. Notably, in 2009, Chesed Congregations of America, Inc. ("CCA") and Mr. Eli Levitin ("Mr. Levitin") loaned the Debtor $1,000,000.00 and $100,000.00, respectively (the "Loans"). The Loans are evidenced by convertible promissory notes (the "Notes") in favor of CCA and Mr. Levitin. The Notes matured and became due in February 2014. From February 2014 until the Petition Date, the Debtor attempted to resolve come to terms with CCA and Mr. Levitin with respect to the Notes, however, such requests fell on deaf ears. On April 11, 2014, Mr. Levitin sent the Debtor a demand letter requesting payment in full due under the Notes.

13. The Debtor simply did not have the cash to accommodate the demand of Mr. Levitin. Since the Debtor is a publically-traded company, additional investors have been hesitant to invest in equity in the Debtor, due largely to the balance sheet reflecting the Notes obligations, among other financial concerns.

14. Additionally, the Debtor has also recently been involved in a couple of lawsuits. First, CDW Computer Centers ("CDW") obtained a money judgment against the Debtor in the amount of $8,824.93 (the "Final Judgment") on April 1, 2014 in the case styled: *CDW Computer Centers v. Genelink, Inc.*, Case No. 2014-CC-2003 (Orange County County Court). Furthermore, the Debtor was also named as a defendant in the case styled: *Healthy ROI, LLC v. Genelink, Inc.*, Case No. 12-48120-CA-10)(Miami-Dade Circuit Court)(the "Pending Lawsuit"). Healthy ROI, LLC alleges that Debtor breached a consulting agreement and other related promises and seeks damages of over $65,000.00 in the lawsuit.

15. Furthermore, on April 10, 2014, Landlord sent notices to delinquency to the Debtor for failure to pay April 2014 monthly rent under the leases and had notified the Debtor of its intention to notice a default of such leases as soon as legally possible.

16. Lastly, on the Petition Date, the Debtor was notified that CDW had garnished its operating bank accounts located at Fifth Third.

17. For all of the foregoing reasons, and in order to preserve the going concern value of the company for all of the Debtor's creditors and investors, the Debtor, in its business judgment, decided reorganization under Chapter 11 to Title 11 was its best course of action.

III.   Ownership Interests in Debtor and the Debtor's Manager

18. As of the Petition Date, the Debtor had over 290 shareholders, holding over 267,535,000 shares in the Debtor, as more fully set forth on the Debtor's petition.

IV. **Amounts Owed to Various Classes of Creditors**

19.   As of the Petition Date, the Debtor was indebted to its secured creditors as follows:

Secured Lender	Approximate Amount (lien type)
CDW Computer Centers	$8,824.93 (judgment lien)[1]

20.   Except as set forth above, the Debtor is not aware of any priority claims. The Debtor has approximately $3,500,000.00 worth of unsecured nonpriority debt, of which $10,000 is insider loans and $184,590.00 in unpaid consulting fees for services provided by insiders.

IV. **General Description and Approximate Value of Debtor's Current and Fixed Assets**

21.   The Debtor owns its product inventory, manufacturing equipment, office furniture and equipment (with the exception of certain copier leased from Advanced Concepts International). Additionally, the Debtor also owns a number of patents (as well as pending patents) and trademarks and other intellectual property (collectively, the "Assets"). For purposes of this Case Management Summary, the Debtor believes the total value of its Assets is approximately $999,000.00. Additionally, as of the Petition Date, the Debtor has approximately $8,103.00 in bank checking accounts.

V. **Number of Employees and Amounts of Wages Owed as of Petition Date**

22.   As set forth above, the Debtor employs 10 full-time employees. As of the Petition Date, the Debtor is current on all payroll and benefit obligations to its employees.

23.   The Debtor is also current on all payroll and sales tax obligations

VI. **Anticipated Emergency Relief to be requested within 14 days from the Petition Date**

24.   The Debtor anticipates filing the following First-Day Motions:
   a.   Motion for Approval of Debtor-In-Possession Loan ("DIP Loan")
   b.   Motion to Maintain Bank Account;
   c.   Motion to Reject Nonresidential Lease

RESPECTFULLY SUBMITTED this 21st day of April 2014.

/s/ Justin M. Luna
Justin M. Luna, Esq.
Florida Bar No. 0037131
LATHAM, SHUKER, EDEN & BEAUDINE, LLP
bknotice@lseblaw.com
111 N. Magnolia Ave., Suite 1400
Orlando, Florida 32801
Telephone: 407-481-5800
Facsimile: 407-481-5801
Attorneys for Debtor

Section 2 – Financial Information

Item 2.04 Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

Direct Financial Obligations

The filing of the voluntary petition for relief described in Item 1.03 above (the "Voluntary Petition") constituted an event of default or termination event under a number of instruments and agreements relating to direct financial obligations of GeneLink. Any efforts to enforce the payment obligations such instruments are stayed as a result of the filing of the Voluntary Petitions, and any creditors' purported rights of enforcement are subject to the applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GeneLink, Inc.
(Registrant)

Dated: April 22, 2014   By: /s/ Bernard L. Kasten, Jr. M.D.
                                                                        Title: Chief Executive Offer